July 20, 2010

VIA EDGAR AND FEDERAL EXPRESS

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Re:	URS Corporation
Form 10-Q for the period ended April 2, 2010 Filed May 12, 2010
File No. 1-07567

Dear Mr. O’Brien:

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the responses of URS Corporation (the “Company” or “we”) to the comment in your letter dated July 12, 2010 regarding the Company’s Form 10-Q for the period ended April 2, 2010, filed with the SEC on May 12, 2010.  For your convenience, we have reproduced your comment in italics below.

Form 10-Q for the period ended April 2, 2010

Note 5, Joint Ventures, page 12

We have read your response to comment 2 in our letter dated June 8, 2010, and appreciate the information compiled and provided to us therein.  In future filings, beginning with the Form 10-Q for the second quarter of 2010, please provide a critical accounting policy quantifying the number of entities you are consolidating where you have a less than 51% voting interest, and either quantify the impact of consolidation on each period’s segment revenues and debt, or state the impact is immaterial.  Refer to FRC Section 501.14.

Response:

We confirm that, beginning with our Form 10-Q for the second quarter of 2010, we will include in our descriptions of our critical accounting policies the total number of entities we consolidate where we do not have a majority voting interest, and we will quantify the impact of consolidation on each period’s segment revenues and debt, or state that the impact is immaterial.

Please be advised, however, that, with regard to the impact of consolidation on segment debt, our joint ventures seldom have  any debt, aside from working capital-related obligations, and our segments carry only minor amounts of debt, as our primary credit facility is held at the holding company level and is, therefore, part of our corporate operations.

The disclosure we expect to use will be substantially comparable to the expanded disclosure below. The italicized text reflects new disclosure that was not included in our Form 10-Q for the first quarter of 2010.

Consolidation of Variable Interest Entities

We participate in joint ventures, which include partnerships and partially-owned limited liability companies to bid, negotiate and complete specific projects.  We are required to consolidate these joint ventures if we hold the majority voting interest or if we meet the criteria under the variable interest model as described below.

A VIE is an entity with one or more of the following characteristics (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns; or (c) the equity investors have voting rights that are not proportional to their economic interests.

Our VIEs may be funded through contributions, loans and/or advances from the joint venture partners or by advances and/or letters of credit provided by our clients.  Our VIEs may be directly governed, managed, operated and administered by the joint venture partners.  Others have no employees and, although these entities own and hold the contracts with the clients, the services required by the contracts are typically performed by the joint venture partners or by other subcontractors.

If we are determined to be the primary beneficiary of the VIE, we are required to consolidate it.  We are considered to be the primary beneficiary if we have the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.  In determining whether we are the primary beneficiary, our significant assumptions and judgments include the following:

• Identifying the significant activities and the parties that would perform them;

• Reviewing the governing board composition and participation ratio;

• Determining the equity, profit and loss ratio;

• Determining the management-sharing ratio;

• Reviewing employment terms, including which joint venture partner provides the project manager; and

• Reviewing the funding and operating agreements.

Examples of our significant activities include the following:

• Engineering services;

• Procurement services;

• Construction;

• Construction management; and

• Operations and maintenance services.

Based on the above, if we determine that the power to direct the significant activities is shared by two or more joint venture parties, then there is no primary beneficiary and no party consolidates the VIE.  In making the shared-power determination, we analyze the key contractual terms; governance; related party and de facto agency as they are defined in the accounting standard; and other arrangements to determine if the shared power exists.

We have determined that we were the primary beneficiary of, and therefore must consolidate, seven joint ventures in which we do not have a majority  voting interest  as of and for the quarter ended April 2, 2010.  Three of these joint ventures were consolidated within our Infrastructure & Environment segment and four were consolidated within our Energy & Construction segment.

The net impact of these joint ventures on segment revenues is less than 10% of total segment revenues for each segment.  There was no impact on our debt as a result of consolidating these joint ventures.

As required by the accounting standard, we perform a quarterly reassessment of our status as primary beneficiary.  This evaluation may result in a newly consolidated joint venture or in deconsolidating a previously consolidated joint venture.  See Note 5, “Joint Ventures,” for further information on our VIEs.

Closing

If you have any additional questions, please feel free to call me at (415) 774-2770.

Very truly yours,

/s/ Reed N. Brimhall
Reed N. Brimhall
Vice President, Controller and Chief Accounting Officer
URS Corporation

cc:
Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

H. Thomas Hicks
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Joseph Masters
Vice President and General Counsel
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Armen Der Marderosian
Chair, Audit Committee
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Samuel M. Livermore
Cooley LLP
101 California Street, 5th Floor
San Francisco, CA 94111-5800

Craig Lutz
PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco, CA  94111-4004